Exhibit 4.5

Thai Roong Ruang Sugar Group

Issued No. LAW (0) 020/2023	Sent via e-mail

TRR Tower,

238, Naradhiwas Rajanagarindra Road,

Chong Nonsi Subdistrict, Yannawa District,

Bangkok, 10120, Thailand

May 17, 2023

Subject:	Notice for Termination of Agency Agreement
Attention:	Managing Director of Maxwill Foodlink Pte Ltd.
Reference:	Agency Agreement, dated January 11, 2021

As per the Agency Agreement, dated January 11, 2021 (the "Agreement") entered into between us, Thai Roong Ruang Industry Company Limited (on behalf of Thai Roong Ruang Sugar Group as specified in the Agreement, hereinafter referred to as "TRR") and you, Maxwill Foodlink Pte Ltd. (previously named "LP Grace Pte Ltd." as specified in the Agreement, hereinafter referred to as "Maxwill"), Maxwill agreed to distribute certain products all range of sugar brand" LIN" in the Primary Trade Area as defined in the Agreement.

In this regard, Clause D1 of the Agreement states that "This Agreement can be cancelled or not extended on expiry of agreement date by written notice (180 days in advance) by either party, without further right, liability, or obligation to one another."

By virtue of this letter of notice (the "Notice"), TRR desires to call for termination of the mentioned Agreement on the date specified in this Notice which shall be hereby effective as of December 31, 2023 onwards (the "Effective Date").

Regardless of the above, it shall be acknowledged by both parties as follows:

(1)	Further undertakings in terms of the relevant products under the Agreement:

a.	TRR undertakes to pack the sugars under "TAFFY" Brand (1 kg of "TAFFY" refined sugars, 2 kg of TAFFY refined sugars, and 1 kg of TAFFY coarse sugars) until December 31, 2025 - all material fees will be charged in case the stock of which has not been completely sold out after the mentioned date;

(2)	The invoice regarding trade promotion and marketing activities issued by Maxwill must be sent to TRR within December 31, 2023;

(3)	Maxwill undertakes to fully cooperate with TRR in the transition of the business to a new distributor;

(4)	As Maxwill has had access to and acquired knowledge of certain confidential and proprietary information of TRR, including but not limited to customer lists, sales data, pricing information and trade secrets, Maxwill ensures to maintain the confidentiality of such information and to return all TRR's confidential and proprietary information in the possession, custody, or control ofTRR; and

(5)	The officers, directors, agents and employees from each party shall be released from any and all claims, damages, liabilities, costs and expenses arising out of or related to the Agreement or the termination thereof, except for the obligations of each party under this Notice.

We thank you for your contribution, and should you have any questions regarding this Agreement, please do not hesitate to contact us.

Yours Faithfully,

/s/ Mrs. Achara Nganthavee

(Mrs. Achara Nganthavee)

Authorized Signatory

Thai Roong Ruang Industry Company Limited